MJ Capital Partners, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION FOR
THE YEAR ENDED DECEMBER 31, 2024

(Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934)

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MJ CAPITAL PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE CALIFORNIA PLAZA 300 GRAND AVE., SUITE 4050
(No. and Street)

LOS ANGELES	CA	90071
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael J. Cavallaro	213-278-0491	mjc@mjcpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Cavallaro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MJ CAPITAL PARTNERS, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 11 day February, 2025 by Michael J. Cavallaro proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

James J. Johnson Jr.
Signature (Seal)

JAMES J. JOHNSON JR.
COMM. #2353224
Notary Public - California
Los Angeles County
My Comm. Expires Mar. 28, 2025

NR01

OPTIONAL INFORMATION

DESCRIPTION OF ATTACHED DOCUMENT

Annual Reports Form X-17A-5 Part III

(TITLE OR DESCRIPTION OF DOCUMENT)

(TITLE OR DESCRIPTION OF DOCUMENT CONTINUED)

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of MJ Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MJ Capital Partners, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 10, 2025

MJ CAPITAL PARTNERS, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	15,968
Due from Parent		711,628
Other Assets		18,607
Total Assets	$	746,203

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	1,000
Income Tax Payable		2,004
Due to Related Party		500
Total Liabilities		3,504

MEMBER'S EQUITY

Total Member's Equity		742,699
Total Liabilities and Member's Equity	$	746,203

The accompanying notes are an integral part of these financial statements

MJ CAPITAL PARTNERS, LLC

Statement of Operations
For the Year Ended December 31, 2024

REVENUES		
Investment Banking	$	938,705
Reimbursed Expenses		2,218
Unrealized and Realized Loss on Investment		(186,547)
Total Revenues		754,376
EXPENSES		
Professional Fees		77,045
Dues and Subscriptions		420
Regulatory Fees		18,678
Payroll and Related		540,000
Rent and Occupancy Costs		180,000
Other Expenses		20,050
Total Expenses		836,193
NET LOSS	$	(81,817)

MJ CAPITAL PARTNERS, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

	Total Member's Equity
Ending Balance December 31, 2023	$ 1,852,721
Net Loss	(81,817)
Distributions to Member	(1,028,205)
Ending Balance December 31, 2024	$ 742,699

MJ CAPITAL PARTNERS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (81,817)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in assets	
Accounts Receivable	25,000
Due From Parent, net	(661,628)
Securities Owned - At Fair Market Value	1,787,910
Other Assets	(4,008)
Increase (decrease) in liabilities	
Accounts Payable	(50,000)
Income Taxes Payable	2,004
Total adjustments	1,099,278
Net cash provided by operating activities	1,017,461
CASH FLOWS FROM INVESTING ACTIVITIES:	- 0 -
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Member	(1,028,205)
Net cash used in financing activities	(1,028,205)
Net decrease in cash	(10,744)
Cash at December 31, 2023	26,712
Cash at December 31, 2024	$ 15,968

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:	
Interest	$ 43
Income taxes	$ -

Note 1: ORGANIZATION

MJ Capital Partners, LLC (the "Company") was organized in the state of California on October 29, 2010, as a Limited Liability Corporation. The Company was acquired by Michael J. Cavallaro on December 31, 2014, and is a wholly-owned subsidiary of MJC Partners LLC (the "Parent"). The offices of the Company are located in Los Angeles, California.

The Company operates as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners and due to the limited nature of their business, the Company files an Exemption Report relying on Footnotes 74 to SEC Release No. 34-70073.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(c) ASC 606 Revenue Recognition

The Company accounts for revenue recognition in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c. ASC 606 Revenue Recognition (continued)

The reportable segments of revenue generated by the Company are described below:

Investment Banking and Private Placement Fees: The Company earns fees from investment banking and private placement fees. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with the terms of written engagement agreements with customers. These agreements provide for various billing arrangements, such as initial and on-going retainers and transaction success fees.

Success fees are recognized upon the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and the collection is reasonably assured. Retainers are nonrefundable and generally recognized in the period billed, which corresponds to the Company's completion of its performance obligations. For both retainers and success fees, performance obligations are considered to be satisfied at a point in time. For the year ended December 31, 2024, the balance of Investment Banking Revenues as shown on the Statement of Operations is the aggregate of success fees totaling $813,750 and retainers totaling $124,955. There are no open contracts as of December 31, 2024.

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of services performed by the Company. The Company records these funds when received under the terms of each assignment of engagement, typically the closing date of the transaction. The securities received are initially recorded at their fair value and valued again at the Statement of Financial Condition date with the difference recognized as an unrealized gain or loss until disposition. During the year ended December 31, 2024, the Company received no securities for services rendered.

(d) Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of December 31, 2024, the Company had no receivables or an allowance for doubtful accounts.

(e) Investments - Debt and Equity Securities

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income. As of December 31, 2024, the Company had no positions.

(f) Income Taxes

While the Company was formed as a Limited Liability Company, the Company has elected to be treated as an S Corporation for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported on the member's income tax return.

In the state of California, S Corporations are assessed a 1.5% income tax. During the year ended December 31, 2024, the Company recorded under-accrued 2023 income taxes payable to the state of California for $11,417. In

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income Taxes (continued)

addition, the Company did not expect to incur a net taxable loss for the year ended December 31, 2024 and accrued the income taxes due to the state of California of $2,004.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2021, 2023 and 2024.

Note 3: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

During the year ended December 31, 2024, the Company sold all investments and has no remaining positions to present on a fair value hierarchy table.

The following table summarizes the changes in the fair value of the Company's investments that are measured within Level 3 of the valuation hierarchy:

	Level 3
Balance at December 31, 2023	$ 606,985
Additional Restricted Stock Received	0
Restricted Stock Converted to Free Trading Stock	(564,337)
Change in Unrealized Loss on Restricted Stock	(42,648)
Balance at December 31, 2024	$ 0

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company does not anticipate nonperformance by any of the counterparties.

Note 5: RELATED PARTIES

The Company's managing director is also the majority member of the Parent. The Company engages in transactions with its Parent for certain agreed upon expenses per the expense sharing agreement which are paid by the Parent and the Company reimburses. For the year ended December 31, 2024, the Parent paid $784,020 of expenses on behalf of the Company which are shown on the Statement of Operations. As of December 31, 2024, the Company is owed $711,628 by the Parent. As of December 31, 2024, the Company owes $500 to the managing director.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $1,500. In this case the minimum net capital is $5,000. As of December 31, 2024, the Company's net capital of $12,464 exceeded the minimum net capital requirement of $5,000 by $7,464, and the Company's ratio of aggregate indebtedness of $3,504 to net capital was 0.28:1 which is less than the 15:1 maximum ratio required.

Note 7: LEASE OBLIGATIONS

In accordance with FASB ASU 2016-02, the Company is required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). As of December 31, 2024, the Company does not have a long-term lease commitment and shares rent space with the Parent. During the year ended December 31, 2024, the Company incurred $180,000 of occupancy expense which was included in the expenses paid balance reported in Note 5.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company has certain contingent liabilities and is party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions from the Statement of Financial Condition date through the date the financial statements were available to be issued, and determined there were no events or transactions which require recording or disclosure in the financial statements.

MJ CAPITAL PARTNERS, LLC

Schedule I
Statement of Net Capital
December 31, 2024

Member's Equity, December 31, 2024	$	742,699
Less: Non-allowable Assets		
Due From Parent		(711,628)
Other Assets		(18,607)
NET CAPITAL		12,464
Minimum Net Capital		5,000
Excess Net Capital	$	7,464
Aggregate indebtedness	$	3,504
Ratio of Aggregate Indebtedness to Net Capital		0.28:1

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2024.

See Report of Independent Registered Public Accountant Firm

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A services. Accordingly, there are no items to report under the requirements of this rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A services. Accordingly, there are no items to report under the requirements of this rule.

See Report of Independent Registered Public Accountant Firm

MJ Capital Partners, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of MJ Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which MJ Capital Partners, LLC stated that MJ Capital Partners, LLC business activities are, and will remain, limited to business activities in the private placement of securities and mergers & acquisitions advisory services, and that it has not held customer funds or securities and that MJ Capital Partners, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC on April 4, 2014. MJ Capital Partners, LLC also stated that had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2024 without exception. MJ Capital Partners, LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements which is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MJ Capital Partners, LLC's declaration covering the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

DCPA

DCPA

Century City, California
February 10, 2025

PARTNERS

MJ Capital Partners, LLC
Exemption Report
For the Year Ended December 31, 2024

MJ Capital Partners, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mergers and acquisitions advisory services; and (2) private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MJ Capital Partners, LLC

I, Michael J. Cavallaro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Managing Partner